Exhibit 23.2
Consent of Independent Registered Public Accounting Firm
We consent to the incorporation by reference in the Registration Statement (Form S-8), pertaining to the registration of 3,000,000 shares of Newpark Resources, Inc.’s common stock, par value $0.01 per share, issuable under the Newpark Resources, Inc. 2006 Equity Incentive Plan (As Amended and Restated Effective June 10, 2009), of our report dated March 6, 2008 (except as to the reclassification of the U.S. Environmental Services business as continuing operations discussed in Note 2 as to which the date is March 6, 2009), with respect to the consolidated financial statements of Newpark Resources, Inc. at December 31, 2007, and for each of the two years in the period ended December 31, 2007, included in its Annual Report (Form 10-K) for the year ended December 31, 2008, filed with the Securities and Exchange Commission.
/s/ Ernst & Young LLP

Houston, Texas
August 13, 2009